EXHIBIT 17.1

May 15, 2011

Scott O'Neal
COO & Board Member
EVCARCO, Inc
7703 Sand St
Fort Worth, TX 76118

Dear Officers, Directors, and Shareholders:

With much regret I must resign from the executive position of Chief Operations Officer and the Board of Directors of EVCARCO, Inc. effective May 15, 2011.

I will make every effort to continue our relationship and assist you and the company as an unaffiliated consultant.

Regards,

/s/  Scott O'Neal

Scott O'Neal